May 2, 2013

Mr. Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

RE:     The Macerich Company

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 22, 2013

File No. 001-12504

Dear Mr. Woody:

We are writing in response to your letter dated April 4, 2013, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) of The Macerich Company (the “Company”).  For your convenience, your comments are restated in italics prior to the Company’s responses to the comments below.

Form 10-K for the year ended December 31, 2012

Item 1.  Business, page 3

Lease Expirations, page 13

1.            In future Exchange Act periodic reports, please expand your disclosure of your leasing activities for the reported period to include a discussion of the volume of new or renewed leases, tenant improvement costs, and leasing commissions. These should be presented on a per square foot basis. Also, please compare new rents on new and renewed leases to prior rent based on effective rent. In addition, to the extent you have material lease expirations in the next year, please include disclosure regarding the relationship of rents on expiring leases to market rents.

The Company hereby confirms that it will expand its disclosure in future filings beginning with its Form 10-Q for the quarter ended June 30, 2013.  This expanded disclosure will include a discussion of the volume of new or renewed leases, the relationship between new rents on new and renewed leases to prior rents and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions. This information will be presented on a per square foot basis.  However, the Company respectfully objects to the presentation of current market rents. The Company has not previously disclosed, or otherwise provided to investors in its press releases or other public communications, information regarding market rents within its portfolio.  Quantification of market rents is an unreliable exercise due to the inherent imprecision, incompleteness and variability of available data.  Such an exercise could lead investors to develop potentially misleading metrics with respect to the past or future performance of the Company. Given qualitative and competitive differences, not only for individual properties within the same sub-markets, but even for individual spaces within the same property, the comparability of market rents at other properties is, in many instances, an unreliable basis for benchmarking expiring leases at the Company’s properties. Furthermore, any determination of market rents must be based on leasing information obtained from third parties, including brokers and tenants, which is hard to verify and for which the Company can provide no assurance as to accuracy or completeness. In addition, the Company’s disclosure of estimated market rents may be harmful to the Company in future lease negotiations with prospective tenants.

Mr. Kevin Woody

Securities and Exchange Commission

May 2, 2013

Item 15. Exhibits and Financial Statement Schedules, page 67

(a) Financial Statements of the Company

Notes to Consolidated Financial Statements, page 77

2. Summary of Significant Accounting Policies, page 77

Capitalization of Costs, page 78

2.   We are unable to locate your disclosure indicating the amount of indirect costs capitalized consistent with your response dated June 26, 2012. Please advise.

Consistent with the Company’s response dated June 26, 2012, the Company has provided more detail regarding its capitalization policies.  In the “Capitalization of Costs” section that was added on page 78 of its Form 10-K in response to the Staff’s previous comment, the Company provided detailed disclosure on its capitalization policies including disclosure on the capitalization of direct and indirect costs and the allocation of capitalized indirect costs between development and redevelopment activities.  The Company has not disclosed the amount of indirect costs capitalized during the fiscal year given that such costs were immaterial (less than $2.0 million).  To the extent that the Company determines that its capitalized indirect costs are material in future periods, the Company will disclose the amount of such indirect capitalized costs.

The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin Woody

Securities and Exchange Commission

May 2, 2013

If you have any questions, please feel free to contact me at (310) 899-6331.

Sincerely,

The Macerich Company

/s/ Thomas E. O’Hern
Thomas E. O’Hern
Senior Executive Vice President, Chief Financial
Officer and Treasurer